U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X/A

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

A.	Name of issuer or person filing (“Filer”): Harvest Energy Trust

B.	This is [check one]

☐ an original filing for the Filer

☒ an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

Name of Registrant	Form Type	File Number	Filed By	Date Filed
Harvest Energy Trust	CB	005-81556	Harvest Energy Trust	June 25, 2009
Harvest Energy Trust	CB/A	005-81556	Harvest Energy Trust	August 7, 2009 (concurrently)

D. The Filer is incorporated or organized under the laws of CANADA and has its principal place of business at

Suite 2100, 330 – 5th Avenue, S.W.

Calgary, Alberta

T2P 0L4

CANADA

Telephone: (403) 265-1178

E.	The Filer designates and appoints CT Corporation System (“Agent”), located at:

CT Corporation System

111 Eighth Avenue

New York, New York 10011

Telephone: (212) 894-8940

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Commission; and
(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on June 25, 2009, as amended on Form CB/A on August 6, 2009, or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.      The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Form CB. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.        The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Forms CB and CB/A, the securities to which the Forms CB and CB/A relate, and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada, on this 6th day of August 2009.

Filer:	Harvest Energy Trust	By:	/s/ Robert W. Fotheringham
Name: Robert W. Fotheringham Title: Chief Financial Officer

This statement has been signed by the following person in the capacity and on the date indicated.

CT Corporation System

As Agent for Service of Process for

Harvest Energy Trust

By:	/s/ Melissa Fox
Name: Melissa Fox Title: Assistant Secretary

Date: August 6, 2009

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